Saipem

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044415
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 441.410.900 i.v.
Registro delle Imprese di Milano. Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.

Eni

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

PROCESSED
OCT 24 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED OCT 05 2006 WASH. D.C. 210 SECTION

SUPPL

Rif./Prot. SEGR/ 304
San Donato M.se, October 2 , 2006

Re: Saipem S.p.A. - File No. 82.4776

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Saipem Press Release dated 4th August 2006
- Saipem Press Release dated 31st August 2006
- Saipem Press Release dated 19th September 2006
- Saipem Press Release dated 20th September 2006
- Saipem Press Release dated 22th September 2006
- Saipem Press Release dated 26th September 2006
- Saipem Press Release dated 27th September 2006

06017529

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem S.p.A.
Administration, Finance and Control
Senior Vice President
(Alessandro Bernini)

dlo 10/18

LLOYD'S REGISTER QUALITY ASSURANCE ISO9001
UKAS QUALITY MANAGEMENT 001

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

SEC MAIL PROCESSING
RECEIVED
OCT 0 5 2006
WASH. D.C. 210 SECTION

REPORT OF FOREIGN ISSUER

For the months of August 2006, September 2006

Saipem S.p.A.
(Exact name of Registrant as specified in its charter)

Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __X__ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776

Saipem

Eni

Saipem awarded two new offshore construction contracts worth in excess of 430 million USD in Egypt and Brazil

San Donato Milanese (Milan), 4 August 2006 – Saipem has been awarded two new contracts worth in excess of 430 million USD for offshore construction in Egypt and Brazil.

Egypt

The first contract (EPIC: Engineering, procurement, installation, construction), awarded by Burullus Gas Company[1], is for the expansion of the existing Scarab/Saffron and Simian subsea developments, located offshore the Nile river delta, about 120 km northeast of Alexandria. The contract encompasses design, engineering, procurement, fabrication, installation and commissioning of the subsea development system for eight additional wells, at a maximum water depth of 1,000 metres. The activities will be carried out by the vessels Saibos FDS (Field Development Ship) and Sonsub Normand Cutter and will be completed at the end of 2007.

Brazil

The second contract, awarded by Companhia Mexilhao do Brasil, is for the transport and installation of the offshore structures related to the Petrobras Mexilhao field development, in the Santos Basin, located about 140 km from the shore of the State of Sao Paulo. The contract covers the transport and installation of the jacket, piles and topside modules of the PMXL-1 platform, weighing about 24,000 tons. Saipem 7000 will be the vessel carrying out the work, which will take place in the first half of 2009.

---

[1] Burullus Gas Company is the Joint Operating Company of the West Delta Deep Marine Concession Owners: Egyptian General Petroleum Company, BG Group plc. of Great Britain (Operator) and Petronas of Malaysia.

Saipem

Eni

Saipem (43% owned by Eni) is a leader in the provision of Engineering, Procurement, Project Management and Construction services for the Oil & Gas Industry, with unique capabilities in designing and executing large scale offshore and onshore projects. Saipem has a strong bias for operating in deepwater and remote areas. It has significant technological competence in gas monetization and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Salvatore Colli
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Saipem

Eni

Sergio Polito, General Manager of Procurement, Assets and R&D at Saipem, appointed Senior Vice President of Procurement at Eni

San Donato Milanese (Milan), 31 August 2006 – Saipem announces that, effective 1st September 2006, Sergio Polito, General Manager of Procurement, Assets and R&D, will leave the company, taking up his new position as Senior Vice President for Procurement at Eni. Sergio Polito's responsibilities with Saipem will be reassigned within the company.

Saipem thanks Sergio Polito for his valuable professional and personal contribution to Saipem's growth and for his important work over his many years with the company.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (Milan)

Investor Relations:
Phone: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Saipem

Eni

Saipem awarded new onshore drilling contracts worth an estimated USD 280 million

San Donato Milanese, 19 September 2006 – Saipem has been awarded 13 new contracts for the charter of onshore drilling rigs worth an estimated total of USD 280 million.

Drilling will take place in Saudi Arabia, Kazakhstan, Algeria, Egypt, Peru and Venezuela, for periods ranging between 4 months and 5 years, depending on the terms of each contract.

Saipem currently operates a fleet of more than 40 onshore drilling and workover [1] rigs in Saudi Arabia, North Africa, Caspian, Latin America and Italy. An estimated half of these have the capability to drill to a depth of more than 6,000 metres.

These contracts allow Saipem to further consolidate its position in those areas where it has a long-standing presence in its onshore and offshore construction business, taking advantage of synergies and leveraging local content.

Saipem (43% owned by Eni) is a leader in the provision of Engineering, Procurement, Project Management and Construction services for the Oil & Gas Industry, with unique capabilities in designing and executing large scale offshore and onshore projects. Saipem has a strong bias for operating in deepwater and remote areas. It has significant technological competence in gas monetization and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

[1] *Workover: rig employed for well maintenance activities*

Saipem

A Joint Stock Company with Registered Office
In San Donato Milanese, Italy

Full paid-up Share Capital
Euro 441,410,900

Fiscal Code and Milan Companies' Register
No. 00825790157

Switchboard +39-025201
Fax +39-0252054295

www.saipem.eni.it

Saipem is a subsidiary of Eni S.p.A.

SAIPEM INTERIM RESULTS 2006

- **Saipem confirms net profit of 162 million euros (+50%)**

San Donato Milanese, 20 September 2006 - Today, the Board of Directors of Saipem S.p.A. has approved the Saipem Group consolidated financial statements for the six months ended 30 June 2006, which are subject to a limited audit. Saipem confirms an operating profit of 244 million euros (+ 58%) and a net profit of 162 million euros (+ 50%), as reported on 26 July 2006 upon the approval of the Second Quarter Report at 30 June 2006[1] .

The Saipem Group Interim Report has been submitted to the company Statutory Auditors and Independent Auditors

We enclose Saipem Group's Reclassified Consolidated Income Statement and Reclassified Consolidated Balance Sheet at 30 June 2006.

[1] *The Second Quarter Report at 30 June 2006 can be downloaded from Saipem's website www.saipem.eni.it*

Contact details

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Reclassified consolidated tables

Reclassified consolidated income statement[2]

(million euros)

Year 2005		First Half 2005	First Half 2006	Abs. var.	Var. %
4,528	Operating revenues	2,119	3,095	976	46.1
11	Other revenues and income	3	4	1	33.3
(3,975)	Operative costs	(1,874)	(2,752)	(878)	46.9
(199)	Amortization, depreciation and write-downs	(94)	(103)	(9)	9.6
365	**Operating profit**	**154**	**244**	**90**	**58.4**
(54)	Financial expenses	(26)	(40)	(14)	53.8
24	Income from investments	12	24	12	100.0
335	**Income before income taxes**	**140**	**228**	**88**	**62.9**
(76)	Income taxes	(30)	(64)	(34)	113.3
259	Net profit	110	164	54	49.1
	of which:				
255	**- Saipem net profit**	**108**	**162**	**54**	**50.0**
4	- minority interest	2	2	0	0.0

Reclassified consolidated balance sheet

(million euros)

	31.12.2005	30.06.2006	Abs. var.
Non-current assets			
Property, plant and machinery	1,885	2,092	207
Other assets	18	25	7
Intangible fixed assets	837	842	5
Financial investments	40	147	107
	2,780	**3,106**	**326**
Net current assets	(37)	(103)	(66)
Employee termination indemnities	(88)	(159)	(71)
Capital employed	**2,655**	**2,844**	**189**
Net equity inclusive of minority interest	1,643	1,312	(331)
Net debt	1,012	1,532	520
Cover	**2,655**	**2,844**	**189**

[2] *Please refer to the Director's report section in the consolidated Interim Report for further analysis on the reclassified income statement and balance sheet. Reclassified statements are not subject to audit.*

Saipem

Eni

Saipem wins new contracts worth USD 1,420 million in Saudi Arabia and Peru

San Donato Milanese, 22 September 2006 – Saipem has been awarded two new contracts for onshore construction worth USD 1,420 million.

The Saudi Arabian company Saudi Aramco has awarded Saipem, through its subsidiary Snamprogetti, the lump sum turn key contract for the EPC (engineering, procurement and construction) of the gas-oil separation plant (GOSP), as part of the program for the development of the Khurais field, located some 180 kilometres northeast of Riyadh, the Saudi Arabia's capital.
The contract encompasses the engineering, procurement and construction of four separation trains including necessary Plant Inlet Facilities. It will have a total capacity of 1,200,000 daily bbl and is expected to be completed in the second quarter of 2009.

In Peru, Peru LNG has awarded Saipem, in conjunction with Constructora Norberto Odebrecht (CNO) and Jan de Nul Group, a contract to develop Marine Export Facilities at the Pampa Melchorita LNG facility located 200 kilometres South of Lima.
The contract encompasses the engineering, procurement and construction of a 1,350 meter approach trestle, LNG carrier loading facilities and approach channel, and an 800 meter offshore breakwater. The Project will be completed in 40 months.

Saipem (43% owned by Eni) is a leader in the provision of Engineering, Procurement, Project Management and Construction services for the Oil & Gas Industry, with unique capabilities in designing and executing large scale offshore and onshore projects. Saipem has a strong bias for operating in deepwater and remote areas. It has significant technological competence in gas monetization and heavy oil exploitation.

Sito internet: www.saipem.eni.it
Centralino: +39-025201
Informazioni per gli azionisti
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI)
Relazioni con gli investitori istituzionali e con gli analisti finanziari:
Telefono: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Saipem

Eni

Saipem acquires 50% of the Indian engineering company Triune Projects

San Donato Milanese, 26 September 2006 – Saipem has acquired 50% of the Indian engineering company Triune Projects, for USD 10 million.

Triune Projects, based in New Delhi, provides specialized engineering services for the oil & gas industry and employs 320 people.

The acquisition of the 50% stake in Triune Projects will further strengthen Saipem's engineering capabilities in India, where it already owns 100% of SIPS (Saipem India Projects Services Ltd), an engineering company based in Chennai which employs 500 engineers.

Saipem (43% owned by Eni) is a leader in the provision of engineering, procurement, project management and construction services for the oil & gas Industry, with unique capabilities in designing and executing large scale offshore and onshore projects. Saipem has a strong bias for operating in deepwater and remote areas. It has significant technological competence in gas monetization and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Saipem

Eni

Saipem awarded a new contract worth USD 570 million in offshore Angola

San Donato Milanese (Milan), 27 September 2006 – Saipem has been awarded a contract for the provision and management of a FPSO (Floating Production Storage and Offloading)[1] vessel by the Angolan oil company Sonangol P&P. The vessel will be used for the development of the Gimboa field, located about 85 kilometres off the coast of Angola, in Block 4/05 at a water depth of 700 metres.

The contract, which has a total value of approximately USD 570 million[2], is for six years and Sonangol has a five-year extension option.

Saipem will convert an oil tanker into a FPSO vessel with a storage capacity of 1,800,000 barrels and a production capacity of 60,000 barrels of oil per day. The FPSO will be delivered in early 2008, when the first oil is expected.

The Gimboa FPSO is the second contract that Saipem has won on a standalone basis in the Leased FPSO market, following the award of the Citade de Vitoria FPSO contract in Brazil.

Saipem (43% owned by Eni) is a leader in the provision of engineering, procurement, project management and construction services for the oil & gas Industry, with unique capabilities in designing and executing large scale offshore and onshore projects. Saipem has a strong bias for operating in deepwater and remote areas. It has significant technological competence in gas monetization and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

[1] *Floating production, storage and offloading*: floating production system with storage and oil loading plant.
[2] Amount related to the non-discounted value of revenues associated to the firm contract period.